Atlas Air Worldwide Holdings, Inc.

2000 Westchester Avenue

Purchase, NY 10577

September 18, 2018

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0213

Re:	Atlas Air Worldwide Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017 (“2017 Form 10-K”)
Filed February 22, 2018
File No. 1-16545

Dear Ms. Blye:

The purpose of this letter is to respond to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 29, 2018 regarding the 2017 Form 10-K of Atlas Air Worldwide Holdings, Inc. (the “Company”). For ease of reference, we have included in this letter the Staff’s comments in italics directly above the Company’s response.

1.

In your letter to us dated January 5, 2016, you discussed contacts with Sudan and Syria. We also are aware of a third party website that represents that you have a branch/location in Syria. In addition, you identify DHL as a customer and joint venture partner, and your subsidiary Titan Aviation’s website identifies FedEx Express and Emirates Sky Cargo as customers. Each of these companies provides shipping services to or from Sudan and/or Syria.

Your disclosure does not discuss contacts in Sudan or Syria. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria since your 2016 letter, including with their governments, whether through subsidiaries, customers, charterers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company is a global provider of outsourced aircraft and aviation operating services. It is the parent company of Atlas Air, Inc. (“Atlas”), Southern Air, Inc. (“Southern”) and Titan Aviation Holdings, Inc. (“Titan”), as well as the majority shareholder of Polar Air Cargo Worldwide, Inc. (“Polar”). Atlas, Southern, Titan and Polar offer a wide range of outsourced aircraft and aviation operating services that include ACMI service in which customers receive an aircraft, crew (pilots, etc.), maintenance and insurance generally on a long-term basis; CMI service in which customers receive crew (pilots, etc.), maintenance and insurance but not the aircraft; express network and airport-to-airport cargo service; cargo and passenger charters; and dry leasing of aircraft and engines.

There has been no change with respect to our contacts with Syria or Sudan since our January 5, 2016 letter to the Commission. With respect to all services other than dry leasing, the Company’s flights, including all ACMI, CMI and charter services are under the exclusive control of the Company and its crew members at all times. The Company does not provide ACMI, CMI, air cargo or charter services, including any such services provided for the benefit of DHL Express, in Syria or Sudan. The Company’s aircraft have not, and will not, fly to either Syria or Sudan, except to the extent permitted by applicable governmental sanctions.

Except with respect to the overflight payments in Syria and Sudan discussed below, the Company has no direct contacts, past, current, or anticipated with Syria or Sudan. Furthermore, the Company does not provide products, components, technology or services to Syria or Sudan, and the Company has no agreements, commercial arrangements, or other contracts with the government of Syria or Sudan, or the entities they control. However, certain Sudan-related sanctions were removed by Executive Order in 2017. Sudan overflight payments and certain other transactions involving Sudan are now permissible without an OFAC license.

As permitted by U.S. law and sanctions policy, the Company’s aircraft fly through airspace controlled by Sudan on flights between Africa and the Middle East. As a result, the Company arranges for permits and makes indirect, minimal immaterial overflight payments to Sudan through United Aviation Services, a third-party based in Houston, Texas. Due to U.S. government restrictions, the Company’s aircraft do not currently fly through airspace controlled by Syria. Prior to the implementation of these restrictions, however, the Company’s aircraft also flew through airspace controlled by Syria and made indirect, immaterial overflight payments to Syria through United Aviation Services. Overflight payments made by the Company to Sudan (through United Aviation Services) were immaterial and totaled $115,007 in 2015, $58,937 in 2016, $36,605 in 2017 and $3,029 in 2018 (through August 31).

In addition to providing ACMI, CMI, air cargo and charter services, the Company enters into contracts for the dry leasing of aircraft and engines. None of the Company’s dry lease arrangements are with the government of Syria or Sudan, or the entities they control. The Company does not control the aircraft dry leased to its customers. Any possible indirect contacts with Syria or Sudan would be through the potential use of an aircraft or engine leased from the Company on routes to or from Syria or Sudan. The Company is not aware of any such use of the Company’s aircraft and engines. Further, the Company’s dry lease agreements generally contain language (1) prohibiting the lessee from using or operating the aircraft in violation of any law applicable to the parties to the lease agreement and/or (2) prohibiting the lessee from causing the aircraft to be flown or transported to any country to which the export and/or use of the aircraft is not permitted under the laws applicable to the parties to the lease agreement.

Titan currently dry leases three Boeing 777 freighter aircraft to FedEx Express (“FedEx”) and one Boeing 777 freighter aircraft to Emirates Sky Cargo. Consistent with the prohibitions described above, the lease with FedEx prohibits the lessee (FedEx) from (1) operating the aircraft to or from any country which is the subject of embargo under any United Nations Security Council directive or (2) permitting the aircraft to proceed to, or remain at, any location that is the subject of a flying prohibition order (or other embargo) as a direct result of which the lessee is prevented from lawfully operating the aircraft in, to or from such country by any governmental entity of the United States. Similarly, the lease agreement with Emirates Sky Cargo prohibits the lessee (Emirates Sky Cargo) from operating the aircraft in violation of any law, any sanctions or prohibitions issued by the United Nations, the European Union or the United States, including, without limitation, any United States export and re-export controls and trade and economic sanctions laws and regulations, applicable to the lessor or the lessee of the aircraft.

As described above, the Company has no known contacts, past, current, or anticipated contacts with Syria or Sudan, other than with respect to indirect, immaterial overflight payments. Such overflights are common and ordinary course in the aviation industry and are permissible under U.S. law and sanctions policy. The Company does not believe these overflight payments are harmful to the Company’s reputation or share value. Furthermore, the Company does not believe such overflight payments would be viewed negatively by investors or would be a factor that a reasonable investor would deem important in making an investment decision in respect of the Company’s securities.

Lastly, the Company does not maintain a branch office in Syria or Sudan. It does not have assets or employees in either country nor has it generated any revenues in either locale over the last three fiscal years and the subsequent interim period. Moreover, the Company has no control over independent third-party websites or any factual errors or inaccuracies that might appear on them. The Company makes every reasonable effort to remove unauthorized, improper or inappropriate references to it on third-party websites. This is an ongoing endeavor. It should be noted that the Company is in the process of contacting the website provider referencing the erroneous branch information cited by the Staff in an effort to have it removed. As an added preventive measure, the Company will note on its website that shareholders, customers and other interested stakeholders should not rely on information appearing on third-party websites regarding the Company and its services that contradicts information published or otherwise disseminated by the Company.

Please contact the undersigned at 914-701-8000 should you have any questions or require further information.

Very truly yours,
Atlas Air Worldwide Holdings, Inc.

/s/ Spencer Schwartz
Spencer Schwartz
Executive Vice President
and Chief Financial Officer

CC:	William J. Flynn,	President and Chief Executive Officer
	Adam R. Kokas,	Executive Vice President, General Counsel and Secretary
	Jennifer Hardy,	Securities and Exchange Commission